Exhibit 99.1

ODDITY TECH REPORTS SECOND QUARTER 2026 RESULTS, EXPECTS SEQUENTIAL REVENUE IMPROVEMENT IN THE THIRD QUARTER

•	Second quarter net revenue of $181 million, down approximately 25% year-over-year
•	Second quarter adjusted EBITDA of $13 million
•	Second quarter net income of $13 million and second quarter adjusted net income of $11 million
•	Strong liquidity position including cash, cash equivalents and investments of $561 million, and aggregate credit facilities of $350 million which remain undrawn

NEW YORK, September 9, 2026 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the second quarter ended June 30, 2026.

“We made progress during the quarter, including strong results for both SpoiledChild and METHODIQ,” said Oran Holtzman, ODDITY co-founder and CEO. “We remain hopeful that IL MAKIAGE is on track to achieve normalization and we continue to work in close partnership with our largest advertising partner to solve the technical issue.”

ODDITY achieved key objectives during the second quarter, including:

•	Double-digit revenue growth for SpoiledChild during the second quarter. SpoiledChild is on track to grow at least 35% compared to 2025 and approach $350 million of net revenue in 2026.
•	Strong early results for METHODIQ, which we now expect to deliver first-year net revenue ahead of SpoiledChild's first year.
•	Ongoing development and expansion of the ODDITY Labs molecule discovery platform.
•	Enhancing our capital structure, including repurchasing $80 million of our Class A ordinary shares and retiring $50 million of our zero coupon 2030 exchangeable notes, while maintaining a strong liquidity position.

“So far in the third quarter, we are seeing an improved year-over-year net revenue trend, driven by growth at SpoiledChild and METHODIQ and a moderating impact from the IL MAKIAGE account dislocation,” said Lindsay Drucker Mann, ODDITY Global CFO. “As a result, we now expect third quarter net revenue to decline approximately 5% year-over-year, a meaningful sequential improvement from the first half.”

Update on IL MAKIAGE Account Dislocation

ODDITY continues to work closely with its largest advertising partner to solve the advertising algorithm dislocation at IL MAKIAGE. Since its last earnings call, ODDITY has implemented various tests and strategies to address signal distortion and retrain the algorithm. ODDITY continues to believe the dislocation is technical in nature and solvable, and is encouraged by the progress it is making toward normalization.

Share Buybacks

ODDITY repurchased approximately 5.6 million Class A ordinary shares during the second quarter for approximately $80 million under the $200 million share buyback plan authorized in March 2026 (the “2026 Buyback Plan”). On a year-to-date basis, ODDITY has repurchased approximately 11.7 million Class A ordinary shares for approximately $163 million, including approximately $50 million of repurchases completed before the adoption of the 2026 Buyback Plan under ODDITY’s prior share buyback authorization, reducing total ordinary shares outstanding by approximately 20%. Approximately $87 million remains under the 2026 Buyback Plan, subject to market conditions and legal and regulatory constraints.

Exchangeable Note Repurchase

In June 2026, ODDITY repurchased and retired $50 million aggregate principal amount of its 0% exchangeable notes due 2030 for approximately $35 million, leaving approximately $550 million aggregate principal amount outstanding.

Second Quarter Fiscal 2026 Financial Highlights:

Results for the second quarter ended June 30, 2026 are presented below in comparison to the second quarter ended June 30, 2025.

•	Net revenue was $181 million compared to $241 million in the second quarter of 2025, a decrease of 25%.
•	Gross profit was $124 million compared to $174 million in the second quarter of 2025; gross margin was 68.7% compared to 72.3%.
•	Net income was $13 million compared to $49 million in the second quarter of 2025.
•	Adjusted net income was $11 million compared to $57 million in the second quarter of 2025.
•	Adjusted EBITDA was $13 million compared to $70 million in the second quarter of 2025.
•	Diluted earnings per share was $0.24 compared to $0.79 in the second quarter of 2025.
•	Adjusted diluted earnings per share was $0.20 compared to $0.92 in the second quarter of 2025.
•	Cash, cash equivalents, and investments were $561 million as of June 30, 2026.

Financial results have been rounded to the nearest million, unless indicated otherwise.

The table below sets forth our actual results for the three months ended June 30, 2026 and the low and high end of our guidance range regarding our results for the second quarter of 2026 as issued on June 2, 2026.

	Three months ended June 30, 2026
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	-25%	-30%	-25%
Adjusted EBITDA	$13 million	$8 million	$10 million

Financial Outlook:

ODDITY is providing the following guidance for the third quarter ending September 30, 2026:

•	Net revenue to decline by approximately 5% year-over-year
•	Adjusted EBITDA between $18 million and $20 million

ODDITY is providing the following guidance for the full year ending December 31, 2026:

•	Net revenue to decline by approximately 19% year-over-year
•	Adjusted EBITDA between $30 million and $32 million

Adjusted EBITDA, Adjusted net income, and Adjusted diluted earnings per share are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA outlook to the corresponding net income measure because the quantification of certain items included in the calculation of GAAP net income cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q2 2026 financial and business results and outlook is scheduled for today, September 9, 2026, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY Second Quarter 2026 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13761986. An archive of the webcast will be available on the Investors section of ODDITY’s website for seven days following the call.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted net income, Adjusted diluted earnings per share, and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections, and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income (loss) before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and certain unusual or non-recurring items. ODDITY believes Adjusted EBITDA is useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA provides meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income (loss) adjusted for the impact of share-based compensation, certain unusual or non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash (used in) provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliation of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, ability to remedy the dislocation in our customer acquisition costs, potential long-term success and ODDITY’s outlook for the third quarter of 2026 and the full year ending December 31, 2026. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to cost-effectively attract new customers (including by responding effectively to changes to algorithm-based bidding systems on key advertising platforms), retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2026, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves over 70 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild, and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Net revenue	$180,517	$241,140	$378,457	$509,216

Cost of revenue	56,571	66,788	116,541	134,016

Gross profit	123,946	174,352	261,916	375,200

Selling, general and administrative	125,206	117,258	288,666	275,441

Operating (loss) income	(1,260)	57,094	(26,750)	99,759

Financial (income), net	(16,533)	(2,493)	(21,839)	(5,140)

Income (loss) before taxes on income	15,273	59,587	(4,911)	104,899

Taxes on income	2,383	10,302	3,560	17,783

Net income (loss)	$12,890	$49,285	$(8,471)	$87,116
Weighted-average number of shares – basic (thousands)	47,683	56,822	51,974	56,413
Weighted-average number of shares – diluted (thousands)	54,084	62,335	51,974	61,329

Earnings (loss) per share attributable to Class A and Class B Ordinary shareholders:
Basic	$0.27	$0.87	$(0.16)	$1.54
Diluted	$0.24	$0.79	$(0.16)	$1.42

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167,274	$402,209
Marketable securities	25,880	11,170
Trade receivables	12,129	16,902
Inventories	152,170	135,181
Prepaid expenses and other current assets	33,218	36,336
Total current assets	390,671	601,798

LONG-TERM ASSETS:
Marketable securities	368,008	362,571
Property, plant and equipment, net	10,044	10,864
Deferred tax asset, net	28,811	27,693
Intangible assets, net	48,462	43,582
Goodwill	64,904	64,904
Operating lease right-of-use assets	19,918	22,311
Other assets	4,305	4,069
Total long-term assets	544,452	535,994
Total assets	$935,123	$1,137,792

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$63,076	$75,957
Other accounts payable and accrued expenses	44,347	32,869
Operating lease liabilities, current	5,764	6,002
Total current liabilities	113,187	114,828

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	16,231	17,463
Exchangeable Note	537,246	584,368
Other long-term liabilities	25,187	24,638
Total liabilities	691,851	741,297

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	11	15
Class B Ordinary shares	3	3
Additional paid-in capital	(65,340)	77,571
Accumulated other comprehensive income	3,055	4,892
Retained earnings	305,543	314,014
Total shareholders' equity	243,272	396,495
Total liabilities and shareholders' equity	$935,123	$1,137,792

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollar in thousands

	Six months ended June 30,
	2026	2025
	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(8,471)	$87,116
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,501	5,308
Share-based compensation	17,887	16,853
Deferred income taxes	(718)	(1,109)
Amortization of debt issuance costs	1,708	-
Gain on repurchase of 0% exchangeable senior notes due 2030 ("exchangeable notes")	(13,539)	-
Change in trade receivables	4,773	(1,578)
Change in prepaid expenses and other receivables	2,827	(422)
Change in inventories	(16,989)	5,576
Change in trade payables	(12,881)	(7,315)
Change in other accounts payable and accrued expenses	13,192	(3,191)
Change in operating lease right-of-use assets	4,018	3,911
Change in operating lease liability	(3,094)	(2,872)
Other	(2,159)	(893)
Net cash (used in) provided by operating activities	$(5,945)	$101,384

Cash flows from investing activities:
Purchase of property and equipment	(1,559)	(1,951)
Capitalization of software development costs and investment in other intangible assets	(8,053)	(3,290)
Investment in marketable securities, net	(21,475)	(81,224)
Maturities in short-term deposits	-	47,000
Other investing activities	-	(151)
Net cash used in investing activities	(31,087)	(39,616)

Cash flows from financing activities:
Proceeds from issuance of exchangeable notes, net of issuance costs	-	583,500
Repurchase of exchangeable notes	(35,125)	-
Purchase of capped calls	-	(50,592)
Proceeds from exercise of options	27	11,444
Repurchase and retirement of Class A ordinary shares	(162,778)	-
Net cash (used in) provided by financing activities	(197,876)	544,352

Effect of exchange rate fluctuations on cash and cash equivalents	(75)	432

Net (decrease) increase in cash, cash equivalents and restricted cash	(234,983)	606,552
Cash, cash equivalents and restricted cash at the beginning of the period	402,279	50,347
Cash, cash equivalents and restricted cash at the end of the period	$167,296	$656,899

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Measures

U.S. dollar in thousands (except per share data)

	Three months ended June 30,		Six months ended June 30,

	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (Loss) and Adjusted EBITDA
Net income (loss)	$12,890	$49,285	$(8,471)	$87,116
Financial (income), net	(16,533)	(2,493)	(21,839)	(5,140)
Taxes on income	2,383	10,302	3,560	17,783
Depreciation and amortization	3,232	2,653	7,501	5,308
Share-based compensation	9,786	9,769	17,887	16,853
Other adjustments[1]	1,115	-	7,199	-
Adjusted EBITDA	$12,873	$69,516	$5,837	$121,920

Reconciliation of Net Income (Loss) and Adjusted Net Income
Net income (loss)	$12,890	$49,285	$(8,471)	$87,116
Share-based compensation	9,786	9,769	17,887	16,853
Other adjustments[2]	(12,424)	-	(6,340)	-
Tax adjustments[3]	485	(1,974)	(2,123)	(5,080)
Adjusted net income	$10,737	$57,080	$953	$98,889

Diluted earnings (loss) per share	$0.24	$0.79	$(0.16)	$1.42
Impact of adjustments	(0.04)	0.13	0.18	0.19
Adjusted diluted earnings per share[4]	$0.20	$0.92	$0.02	$1.61

Reconciliation of net cash (used in) provided by operating activities to free cash flow

	Six months ended June 30
	2026	2025
	(Unaudited)
Net cash (used in) provided by operating activities	$(5,945)	$101,384
Purchase of property and equipment	(1,559)	(1,951)
Free cash flow	$(7,504)	$99,433

[1]	Represents costs of certain legal matters and employee actions outside the ordinary course of business.
[2]	Represents costs of certain legal matters and employee actions outside the ordinary course of business and, in the second quarter of 2026, a $13.539 million gain on repurchases of our exchangeable notes.
[3]	Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items in 2025.
[4]	For the first half of 2026, the Weighted-average number of shares – diluted (thousands) used to calculate Adjusted diluted earnings per share is 55,927.

ODDITY TECH LTD.

Supplemental Financial Information

U.S. dollar in thousands

Cash, cash equivalents, and investments

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Cash, restricted cash, and cash equivalents	$167,296	$402,279
Marketable securities	393,888	373,741
Total cash and investments	$561,184	$776,020

Net revenue by sales channel

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Online direct-to-consumer	$174,058	$235,161	$367,113	$496,214
Percent of net revenue	96%	98%	97%	97%

Other (Israel retail, marketing affiliates)	$6,459	$5,979	$11,344	$13,002
Percent of net revenue	4%	2%	3%	3%
Net revenue	$180,517	$241,140	$378,457	$509,216

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e., ILMAKIAGE.com, SpoiledChild.com, and METHODIQ.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.